Summarized Minutes of the Meeting of the Fiscal Council

DATE AND TIME: On May 8, 2025, at 2:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Company's financial statements for the period from January to March 2025, the Councilors resolved to draw up the following opinion:

*"After examining the Company's financial statements for the period from January to March 2025 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of **ITAÚ UNIBANCO HOLDING S.A.** is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period."*

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 8, 2025. (undersigned) Gilberto Frussa – Chairman of the Fiscal Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

Gustavo Lopes Rodrigues

Investor Relations Officer